FORBES MEDI-TECH INC.

To:

Securities and Exchange Commission

From:

Forbes Medi-Tech Inc.

Date:

January 17, 2006

Re:

Forbes Medi-Tech Inc. – SEC File No. 333-129943

Responses to the Securities and Exchange Commission

Staff Comments dated December 5, 2005 Regarding

Registration Statement on Form F-3 Filed November 23, 2005

On November 23, 2005, Forbes Medi-Tech Inc. (the “Company”) filed a registration statement on Form F-3 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”).  The Staff of the SEC issued the Company a letter on December 5, 2005 containing its comments to the Registration Statement.  Set forth below are the Company’s responses to the Staff’s comment letter dated December 5, 2005.

1.

Please revise your prospectus to identify the selling security holders who are registered broker-dealers as underwriters with respect to the securities being offered, unless the selling security holders received these securities as underwriting compensation.

The Company’s Response:

The Company has revised the disclosure in the footnotes to the table under “Selling Security Holders” at page 21 of the prospectus to disclose that Merriman Curhan Ford & Co. is a registered broker-dealer.  Merriman Curhan Ford & Co. acquired the securities as broker-dealer compensation.

2.

Please also revise your prospectus to identify any selling security holders who are affiliates of broker-dealers as such and clearly provide in your prospectus that such seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company’s Response:

The Company has revised the disclosure in the footnotes to the table under “Selling Security Holders” at page 21 of the prospectus to disclose that Merriman Curhan Ford & Co. is a registered broker-dealer.  Merriman Curhan Ford & Co. acquired the securities as broker-dealer compensation.  The Company has also disclosed that Merriman Curhan Ford & Co. acquired the securities in the ordinary course of business and at the time of the acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

3.

We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in an amended Form F-3.  If David Goold, the CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form F-3.

The Company’s Response:

The Company has identified David Goold, the Chief Financial Officer of the Company, as the principal accounting officer.